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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*

                               Saks Holdings, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

          ------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 1996
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]      Rule 13d-1(b)
         [ ]      Rule 13d-1(c)
         [X]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

---------------------------                 ------------------------------------
CUSIP No.                                     Page      2      of    6    Pages
         ----------------                           ---------     -------
---------------------------                 ------------------------------------


--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        His Royal Highness Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                         (b) [ ]



--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION

        Kingdom of Saudi Arabia
--------------------------------------------------------------------------------
                            5      SOLE VOTING POWER
                                   -0-
        NUMBER OF           ----------------------------------------------------
          SHARES            6      SHARED VOTING POWER
       BENEFICIALLY                4,005,943
         OWNED BY
           EACH             ----------------------------------------------------
        REPORTING           7      SOLE DISPOSITIVE POWER
          PERSON                   -0-
           WITH             ----------------------------------------------------
                            8      SHARED DISPOSITIVE POWER
                                   4,005,943
--------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,005,943

--------------------------------------------------------------------------------
10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        6.28%

--------------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON*

        IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                 ------------------------------------
CUSIP No.                                     Page      3      of    6    Pages
         ----------------                           ---------     -------
---------------------------                 ------------------------------------


Item 1(a)         Name of Issuer:
---------         ---------------

                  Saks Holdings, Inc. (The "Issuer")

           (b)    Address of Issuer's Principal Executive Offices:
                  ------------------------------------------------

                  12 East 49th Street
                  New York, New York  10017

Item 2:           Name, Address and Citizenship of the Person Filing:
-------           ---------------------------------------------------

                  This statement is being filed by His Royal Highness Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud ("HRH"), an individual, whose business address is Kingdom Holding Company, P.O. Box 8653, Riyadh, 11492, Kingdom of Saudi Arabia. HRH is a citizen of the Kingdom of Saudi Arabia.

                  This filing relates to the shares of Common Stock, par value $0.01 per share, of the Issuer.

Item 3:           If this Statement is Filed Pursuant to  sections  240.13d-1(b)
-------           --------------------------------------------------------------
                  or 240.13d-2(b) or (c), Check Whether the Person Filing is:
                  -----------------------------------------------------------

                  Not applicable.

---------------------------                 ------------------------------------
CUSIP No.                                     Page      4      of    6    Pages
         ----------------                           ---------     -------
---------------------------                 ------------------------------------


Item 4:           Ownership:
-------           ----------

                  As of December 31, 1997, HRH beneficially owns in the aggregate the following:

                  (a)      Amount Beneficially Owned:

                           4,005,943 */

                  (b)      Percent of class:

                           6.28%

                  (c)      Number of shares to which such person has:

                           (i)     Sole power to vote or to direct the vote:

                                   None

                           (ii)    Shared power to vote or to direct the vote:

                                   4,005,943

                           (iii) Sole power to dispose or to direct the disposition of:

                                   None

                           (iv) Shared power to dispose or to direct the disposition of:

                                   4,005,943

Item 5:           Ownership of Five Percent or Less of Class:
-------           -------------------------------------------

                  Not applicable.

---------------

*/ Of such amount, 3,565,289 shares (approximately 5.59%) are owned of record by SFA Saudi Holdings Ltd. -

---------------------------                 ------------------------------------
CUSIP No.                                     Page      5      of    6    Pages
         ----------------                           ---------     -------
---------------------------                 ------------------------------------


Item 6:           Ownership of  More  than  Five  Percent  on  Behalf of Another
-------           --------------------------------------------------------------
                  Person:
                  ------
                           SFA  Saudi  Holdings  Ltd.  ("Saudi  Holdings")  is a
                  direct wholly-owned subsidiary of Kingdom 5-KR-9 Ltd. ("Kingdom 9"), a Cayman Islands, British West Indies corporation, which itself is wholly-owned by Barclays Private Bank and Trust (Cayman), Limited, as trustees of the Kingdom Two Trust, a trust created by HRH under the laws of the Cayman Islands (the "Trust"). The Trust was established by HRH for estate planning purposes for the benefit of HRH and members of his family. Saudi Holdings is the record owner of 3,565,289 shares (approximately 5.59%). The remaining shares beneficially owned by HRH are owned of record by SFA Saudi Investments, Ltd., ("Saudi Investments") a corporation organized under the laws of the Cayman Islands and also a direct wholly-owned subsidiary of Kingdom 9. Under the terms of the Trust, HRH has the power to appoint a majority of the directors of Kingdom 9. Through HRH's ability to appoint a majority of the board of directors of Kingdom 9, for the purposes of Rule 13d-3 of Regulation 13D-G under the Securities Exchange Act of 1934, HRH can indirectly control the disposition and voting of the securities beneficially owned by Saudi Holdings and Saudi Investments.

                           Under the terms of the Trust, among other things, the
                  trustees are prohibited   from  selling  or   transferring  or
                  otherwise encumbering the securities of Kingdom 9. Furthermore, HRH has retained the power to revoke the Trust and to appoint and remove the trustees at any time and for any reason.

                           Since the shares of Common Stock reported  herein are
                  held in the names of Saudi Holdings and Saudi Investments, such companies have the right to receive dividends from, or proceeds from the sale of, such shares of the Issuer; however, HRH, through HRH's ability to appoint a majority of the board of directors of Kingdom 9, will retain the power to direct any disposition of such dividends or proceeds. Any funds distributed by Saudi Holdings or Saudi Investments to Kingdom 9 and from Kingdom 9 to the Trust will be held and administered by the trustees, pursuant to the Trust for the benefit of HRH and his family.

Item 7:           Identification  and  Classification  of  the  Subsidiary Which
------            --------------------------------------------------------------
                  Acquired the Security Being Reported on By the  Parent Holding
                  --------------------------------------------------------------
                  Company:
                  --------

                  Not applicable.

Item 8:           Identification and Classification of Members of the Group:
-------           ----------------------------------------------------------

                  Not applicable.

---------------------------                 ------------------------------------
CUSIP No.                                     Page      6      of    6    Pages
         ----------------                           ---------     -------
---------------------------                 ------------------------------------


Item 9:           Notice of Dissolution of Group:
-------           -------------------------------

                  Not applicable.

Item 10:          Certification:
--------          --------------

                  Not applicable.

                                    SIGNATURE
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G is true, complete and correct.

                                            /s/ HRH Prince Alwaleed Bin Talal
                                            ------------------------------------
Date:  June 30, 1998                        Bin Abdulaziz Al Saud
                                            ------------------------------------
                                            H.R.H. Prince Alwaleed Bin Talal
                                             Bin Abdulaziz Al Saud